UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joshua H. Levine
President and Chief Executive Officer
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With Copies to:

Scott M. Stanton, Esq. Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb, Esq. Vice President, Secretary and General Counsel Mentor Corporation 201 Mentor Drive Santa Barbara, California 93111 (805) 879-6000

     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mentor Corporation (the “Company”) initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Maple Merger Sub, Inc., a Minnesota corporation (“Offeror”), and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent” or “Johnson & Johnson”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.10 per share, at a purchase price of $31.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
Item 8 is amended and supplemented by adding the following text thereto:
“As of 11:00 a.m. New York City time on January 15, 2009, all applicable foreign antitrust and similar regulatory clearances were either obtained from the relevant Governmental Entities or the relevant waiting periods with respect to such clearances had expired. Accordingly, the condition to the Offer relating to the obtainment of foreign antitrust and similar regulatory clearances will be satisfied by 5:00 p.m. New York City time on January 16, 2009, the scheduled expiration date of the Offer. On January 15, 2009, Parent issued a press release announcing the receipt of such clearances and the expiration of such waiting periods, a copy of which is filed as Exhibit (a)(2)(P) hereto and is incorporated herein by reference.”
Item 9. Exhibits
Item 9 is hereby amended and supplemented by adding the following exhibits:
     “(a)(2)(P) Press Release issued by Johnson & Johnson on January 15, 2009.*”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 15, 2009

By:	/s/ Joseph A. Newcomb
Name:	Joseph A. Newcomb
Title:	Vice President, Secretary and General Counsel